Exhibit (d)(5)

February 11, 2022

PRIVATE AND CONFIDENTIAL

Volt Information Sciences, Inc.

2401 N. Glassell Street

Orange, CA 92865

Re:      Exclusivity

Ladies and Gentlemen:

In connection with the consideration by American Cybersystems, Inc., on behalf of itself or an affiliate thereof (“Buyer”) of a possible negotiated transaction (the “Transaction”) involving Volt Information Sciences, Inc. (the “Company”) and to induce Buyer to devote time and resources and to incur expenses in connection therewith, by the execution and delivery of this exclusivity agreement (this “Agreement”) and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the Company covenants and agrees with Buyer as follows:

1.            Exclusivity.

(a)            During the Exclusivity Period (as defined below), the Company shall not, and shall cause its subsidiaries and direct its and their respective directors, officers, employees, financial advisors, attorneys, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly, solicit, initiate, pursue, knowingly facilitate, knowingly encourage, engage in, or otherwise enter into any discussions, negotiations, agreements, commitments or arrangements with any person or entity (other than Buyer or its Representatives) concerning a Competing Transaction (as defined below). During the Exclusivity Period, the Company shall, and shall cause its subsidiaries and direct its and their respective Representatives to, immediately cease and cause to be terminated any and all discussions and negotiations with third parties with respect to a Competing Transaction.

(b)            “Competing Transaction” shall mean (i) any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries which is structured to permit a person or group of persons (or their shareholders) (other than Buyer) to, directly or indirectly, acquire beneficial ownership of 20% or more of the Company’s consolidated total assets or any class of the Company’s equity interests and (ii) any acquisition by any person or group of persons (or their shareholders) (other than Buyer) resulting in, or proposal or offer which if consummated would result in, any person or group of persons (or their shareholders) (other than Buyer) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company, or 20% or more of the consolidated total assets of the Company, in each case, other than the Transaction.

2.            Information. During the Exclusivity Period, Buyer shall promptly notify the Company if Buyer determines it is no longer interested in pursuing a Transaction or that Buyer intends to reduce the per share price of $6.00 in cash included in the non-binding indication of interest delivered to the Company’s advisor on February 10, 2022.

3.            Exclusivity Period. The provisions of paragraphs 1 and 2 of this Agreement shall continue until the earliest to occur of (a) 11:59 p.m. EST on March 04, 2022; provided, that, if on such date, Buyer provides written affirmation to the Company that Buyer (x) does not intend to reduce the per share price of $6.00 in cash and (y) has substantially completed its confirmatory due diligence investigation in connection with the Transaction and is satisfied therewith, such date shall thereupon automatically be extended to 11:59 p.m. EST on March 11, 2022, (b) the execution and delivery of a Transaction Agreement (as defined below) between Buyer and the Company with respect to a Transaction and (c) Buyer providing notice to the Company pursuant to paragraph 2 above (such period, including any extensions thereof, the “Exclusivity Period”) and shall automatically expire at such time unless extended by mutual agreement of the parties.

4.            No Obligation. Each party understands and agrees that (i) neither party will be under any legal obligation with respect to the Transaction by virtue of this Agreement or any other written or oral expression, except for the obligations expressly set forth in this Agreement and in the Confidentiality Agreement (as defined below) and (ii) no contract or agreement providing for a Transaction between the parties shall be deemed to exist between the parties, in each case, unless and until a definitive written agreement setting forth the terms, conditions and other provisions relating to a Transaction (a “Transaction Agreement”) has been executed and delivered. For purposes of this Agreement, the term “Transaction Agreement” does not include an executed letter of intent or indication of interest, unless by its express terms it is said to be a binding letter of intent or indication of interest, or any other preliminary written agreement nor does it include any written or verbal acceptance of an offer or bid on the part of either party.

5.            Injunctive Relief. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that without prejudice to any rights or remedies at law or in equity otherwise available, either party shall, if the other party breaches any provision of this Agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.            Severability. The provisions of this Agreement shall be severable if any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. In the case of any such invalid, void or unenforceable provision, a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, void or unenforceable provision and this Agreement.

7.            Governing Law and Venue; Waiver of Jury Trial. This Agreement, and all claims, proceedings or causes of action (whether in contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, construed and enforced in accordance with the internal laws of the State of New York, without giving effect to any laws, rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York and without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction. Each party hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the courts of the State of New York located in the county of New York and of the United States of America located in the Southern District of New York (collectively, the “Courts”), for any lawsuits, actions, claims or other proceedings that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and (b) waive any objection you may now or may hereafter have to laying of venue in the Courts, including, without limitation, based on improper venue or forum non conveniens. Each party agrees not to commence any such lawsuit, action, claim or other proceeding except in the Courts. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT, ACTION, CLAIM OR OTHER PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT IS EXPRESSLY AND IRREVOCABLY WAIVED.

8.            Confidentiality. Each of the parties agrees that the provisions of that certain confidentiality agreement between the parties, dated December 30, 2021 (the “Confidentiality Agreement”), shall apply to this Agreement and the terms hereof.

9.            Entire Agreement. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement of the parties relating to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this Agreement that are to be so waived, amended or modified. Neither party hereto shall assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party.

10.            Headings. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of provisions contained herein.

11.            Counterparts. This Agreement may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument. Delivery and exchange of an executed counterpart by electronic means (including by portable document format or by facsimile) shall be deemed to have the same effect as delivery of a manually executed counterpart containing an original signature.

12.            Notices. All notices to be given to Buyer hereunder shall be in writing and delivered personally or by overnight courier, addressed to American Cybersystems, Inc. at 2400 Meadowbrook Pkwy., Duluth, GA 30096, Attn: Sanjeev Sardana, AND by email to ssardana@acsicorp.com. All notices to be given to the Company hereunder shall be in writing and delivered personally or by overnight courier, addressed to Volt Information Sciences, Inc. at 2401 N. Glassell Street, Orange, CA 92865, Attn: Linda Perneau, or by email to lperneau@volt.com.

[Signature page follows]

Please confirm acceptance of, and agreement with, the foregoing by signing one copy of this Agreement and returning it (by mail, by facsimile transmission, .pdf document, or by any other form of delivery) to the undersigned.

Very truly yours,

American Cybersystems, Inc.

By:	/s/ Sanjeev Sardana
Name: Sanjeev Sardana
Title: Chief Operating Officer

Agreed to and accepted as of the date first written above:

Volt Information Sciences, Inc.

By:	/s/ Linda Perneau
Name: Linda Perneau
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO EXCLUSIVITY AGREEMENT]